Exhibit 12.1

Tesla Motors, Inc.

Fixed Charge Coverage Ratio

	Year Ended December 31,					3 Months Ended
	2011	2012	2013	2014	2015	March 31, 2016
Earnings:
Income (loss) before income taxes	$(253,922)	$(396,077)	(71,426)	(284,636)	(875,624)	(278,421)
Add: Fixed charges	7,976	11,811	43,614	129,096	183,054	56,959
Add: Amortization of capitalized interest	22	288	1,406	1,953	4,261	2,062
Subtract: Capitalized interest	(5,082)	(7,532)	(3,501)	(12,762)	(41,477)	(9,059)

Total earnings (losses)	$(251,006)	$(391,510)	$(29,907)	$(166,349)	$(729,786)	$(228,459)

Fixed charges:
Interest expense	$43	$254	32,934	100,886	118,851	40,625
Capitalized interest	5,082	7,532	3,501	12,762	41,477	9,059
Interest factor in rental expense (1)	2,851	4,025	7,179	15,448	22,726	7,275

Total fixed charges	$7,976	$11,811	$43,614	$129,096	$183,054	$56,959

Ratio of earnings to fixed charges (2)	—	—	—	—	—	—

(1)	Interest calculated using an assumed interest factor of 33% of rental expense.
(2)	For the purpose of calculating such ratios, “earnings” consist of income from continuing operations before income taxes plus fixed charges plus amortization of capitalized interest less capitalized interest. “Fixed charges” consist of interest expense (net of capitalized portion), capitalized interest, and the portion of rental expense representative of interest expense. Earnings were inadequate to cover fixed charges by $285.4 million, $912.8 million, $295.4 million, $73.5 million, $403.3 million, and $259.0 million, for the three months ended March 31, 2016 and years ended December 31, 2015, 2014, 2013, 2012, and 2011, respectively.